File No. 70-



               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                _________________________________

                            FORM U-1
               __________________________________

                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
       (Name of company or companies filing this statement
          and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)


                              * * *


             G. P. Maloney, Executive Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215



                Jeffrey D. Cross, General Counsel
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)



ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS
     American Electric Power Company, Inc. ("American"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), owns all of the common stock of the non-utility subsidiary, AEP Resources, Inc. ("Resources") (American and Resources collectively referred to herein as "Applicants").
     Pursuant to certain prior orders of the Commission, American is authorized through December 31, 2000 (1) to apply proceeds from issuances of debt and shares of common stock to acquisitions of interest in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") and, together with EWGs, ("Exempt Projects"), as defined in sections 32 and 33 of the 1935 Act, provided that American's "aggregate investment" does not exceed 50% of "consolidated retained earnings" as defined in Rule 53(a)(1) under the 1935 Act and (2) together with Resources, to form one or more direct or indirect special purpose subsidiaries ("Project Parents") to acquire and own or operate Exempt Projects on behalf of American.FN1

FN1 See Release No. 35-26200, December 22, 1994 (authorizing, inter alia, formation of Project Parents); Release Nos. 35-26516, 35-26200, 35-25936, 35-25939, May 10, 1996, December
     22, 1994, December 1, 1993 and December 6, 1993, respectively (authorizing, inter alia, application of proceeds of sales of debt and shares of common stock to investments in Exempt Projects). American has pending before the Commission an Application-Declaration docketed in File No. 70-9021 requesting an exemption from Rule 53(a) to permit American to increase its aggregate investment in Exempt Projects to 100% of consolidated retained earnings.

     Rule 46 under the 1935 Act prohibits subsidiaries of registered holding companies (but not Exempt Projects) from declaring or paying dividends out of capital or unearned surplus.
     Applicants herein seek authorization for Resources and on behalf of certain existing Project Parents, namely (i) those Project Parents (collectively, the "Yorkshire Project Parents") formed in connection with American's 1997 acquisition of a 50% ownership interest in Yorkshire Electricity Group plc, a U.K. regional electricity company and a FUCO ("Yorkshire"), in a joint venture with Public Service Company of ColoradoFN2;

FN2 The Yorkshire Project Parents are (1) Yorkshire Power Group Limited ("Yorkshire Power Group"), a U.K. company in which Resources and a subsidiary of Public Service Company of Colorado have respective 50% ownership interests; and (2) Yorkshire Holdings plc, the actual owner of Yorkshire and a wholly-owned subsidiary of Yorkshire Power Group. For more information with respect to Yorkshire Power Group's acquisition of Yorkshire, reference is made to the Application-Declaration in File No. 70-9021 and to the Notification of Foreign Utility Company Status on Form U-57 filed by Resources on behalf of Yorkshire on February 19, 1997 and amended April 30, 1997.

(ii) those Project Parents (collectively, the "Nanyang Project Parents") formed in connection with American's 1996 acquisition of a 70% ownership interest in Nanyang General Light Electric Co., Ltd. ("Nanyang"), a cooperative joint venture company formed under the laws of the People's Republic of China, established to own, construct, finance and operate a coal-fired electric generating station in Nanyang, Henan Province, ChinaFN3;

FN3 AEP Pushan Power LDC ("AEP Pushan") owns 70% of Nanyang, and special purpose financing companies established by Henan Electric Power Company and the City of Nanyang, respectively, each own 15%. AEP Resources International, Limited and AEP Resources Project Management Company, Ltd. are shareholders and Project Parents of AEP Pushan.

and (iii) other existing and all future Project Parents formed after the date hereof (together with the Yorkshire Project Parents and Nanyang Project Parents, "Applicable Project Parents") to declare and pay dividends to their parent companies from time to time through December 31, 2002 out of capital or unearned surplus to the extent permitted under applicable corporate law, provided further, that Resources would pay any such dividend only to the extent that the dividend is based upon (i) a corresponding dividend or dividends out of capital or unearned surplus by an Applicable Project Parent that is a direct subsidiary of Resources or (ii) otherwise is based upon Resources' direct or indirect ownership of an Exempt Project.
     Applicants expect that situations will arise where Resources itself or one or more Applicable Project Parents will have unrestricted cash available for distribution in excess of current and retained earnings. Consequently, in these situations the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus.
     One such situation could result if American was to acquire all of the capital stock of an Exempt Project indirectly through Resources and an Applicable Project Parent subsidiary of Resources, and following the acquisition the Exempt Project incurred borrowings, some or all of the proceeds of which were distributed to the Applicable Project Parent, its immediate parent company, as a reduction in the amount invested in such Exempt Project (i.e., return of capital). Assuming it had no earnings, the Applicable Project Parent could not, without prior Commission approval, distribute such cash to Resources, its immediate parent, for ultimate distribution to American.
     In that same example, if the Applicable Project Parent were to sell a portion of its equity in the Exempt Project to a third party for cash, the Applicable Project Parent would again have substantial unrestricted cash available for upstream distribution, but (assuming no profit on the stock sale) would not have available current earnings and therefore could not, without prior Commission approval, declare and pay a dividend to Resources out of such cash proceeds.
     Even in circumstances where a Project Parent has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent (whether another Project Parent or Resources), the immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at an intermediate subsidiary level where there is no current need for it.
     Any dividend actually declared and paid by Resources or any Project Parent out of capital or unearned surplus pursuant to the authority requested herein will conform to applicable law of the respective company's jurisdiction of organization and applicable covenant restrictions in loan or other financing agreements.
     The ability of the Applicable Project Parents and Resources to use distributable cash to pay dividends ultimately to American will benefit the American system by enabling American to apply such amounts to the reduction or refinancing of outstanding bank borrowings and to fund operations of other American subsidiaries. In addition, since the Applicable Project Parents are or will be engaged in activities exclusively dedicated to owning or operating Exempt Projects as permitted under existing Commission orders, and since the authority requested herein for Resources to declare and pay dividends out of capital or unearned surplus is expressly tied to and restricted by Resources' direct or indirect ownership of Exempt Projects, the payment of dividends by these American direct and indirect subsidiaries out of capital or unearned surplus will not adversely affect the financial integrity of the American system or jeopardize the working capital of American's domestic public utility company subsidiaries within the contemplation of section 12(c) of the 1935 Act.
     The Commission has recently issued orders authorizing the payment of dividends out of capital or unearned surplus under circumstances substantially similar to those proposed herein. See GPU International, Inc., et al., Release No. 35-26678, February 28, 1997; The Southern Company, et al., Release No. 35-26543, July 17, 1996; Cinergy Corp., et al., Release No. 35-26719, May 22, 1997.
                     Compliance with Rule 54
     Rule 54 provides that in determining whether to approve certain transactions other than those involving EWGs or FUCOs, as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. The requirements of Rule 53(a), (b) and (c) are satisfied.
     Rule 53(a)(1). As of March 31, 1997, American, through its subsidiary, AEP Resources, Inc., had invested $369,674,000 in FUCOs. This investment represents approximately 25% of $1,540,440,000, the average of the consolidated retained earnings of American reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended March 31, 1997.
     Rule 53(a)(2). Each FUCO in which American invests will maintain books and records and make available the books and records required by Rule 53(a)(2).
     Rule 53(a)(3). No more than 2% of the employees of the Electric Utility Companies will, at any one time, directly or indirectly, render services to any FUCO.
     Rule 53(a)(4). American has submitted and will submit a copy of Item 9 and Exhibits G and H of American's Form U5S to each of the public service commissions having jurisdiction over the retail rates of the Electric Utility Companies.
     Rule 53(b). (i) Neither American nor any subsidiary of American is the subject of any pending bankruptcy or similar proceeding; (ii) American's average consolidated retained earnings for the four most recent quarterly periods ($1,540,440,000) represented an increase of approximately $32,481,000 (or 2.2%) in the average consolidated retained earnings from the previous four quarterly periods ($1,504,959,000); and (iii) for the fiscal year ended December 31, 1996, American did not report operating losses attributable to its direct or indirect investments in EWGs and FUCOs.
     Rule 53(c). Rule 53(c) is inapplicable because the requirements of Rule 53(a) and (b) have been satisfied.
ITEM 2.   FEES, COMMISSIONS AND EXPENSES
     No fees, commissions or expenses other than expenses estimated not to exceed $10,000 to be billed at cost by American Electric Power Service Corporation, are to be paid by the Applicants or any associate company in connection with the proposed transaction.
ITEM 3.   APPLICABLE STATUTORY PROVISIONS
     The Applicants believe that Section 12(c) and Rules 46 and 54 thereunder may be applicable to the proposed transactions described herein.
ITEM 4.   REGULATORY APPROVAL
     No commission other than the Securities and Exchange Commission has jurisdiction over the proposed transaction.
ITEM 5.   PROCEDURE
     It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's order granting and permitting to become effective this Application or Declaration be issued on or before August 20, 1997. Applicants waive any recommended decision by a hearing officer or by any other responsible officer of the Commission and waive the 10-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, become effective forthwith. Applicants consent to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or order in this matter, unless the Office opposes the matter covered by this Application or Declaration.
ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS
     The following exhibits and financial statements are filed as part of this statement:
     (a)  Exhibits:

     Exhibit F      Opinion of Counsel (to be filed by amendment).

     Exhibit G      Proposed form of Notice

     (b)       Financial Statements:

          Balance sheets, per books, as of March 31, 1997 and statements of income and retained earnings for the twelve months then ended of American and Resources and of American and its subsidiaries consolidated. (To be filed by amendment.)


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS
     It is believed that the granting and permitting to become effective of this Application or Declaration will not constitute a major federal action significantly affecting the quality of the human environment. No other federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.
                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on its behalf by its duly authorized officer.
                    AMERICAN ELECTRIC POWER COMPANY, INC.


                    By_/s/ G. P. Maloney________________
                                Vice President



                    AEP RESOURCES, INC.


                    By_/s/ G. P. Maloney________________
                                Vice Chairman


Dated:  July 18, 1997



                                                        Exhibit G


                    UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.          /             , 1997


_________________________________________
                                         :
In the Matter of                         :
                                         :
AMERICAN ELECTRIC POWER COMPANY, INC.    :
AEP RESOURCES, INC.                      :
1 Riverside Plaza                        :
Columbus, Ohio 43215                     :
                                         :
(70-    )                                :
_________________________________________:


NOTICE OF PROPOSED DECLARATION OF DIVIDEND OUT OF CAPITAL SURPLUS

American Electric Power Company, Inc. ("American"), a registered holding company, and AEP Resources, Inc. ("Resources"), a subsidiary of American, (American and Resources sometimes hereinafter collectively referred to as the "Applicants") have filed with the Commission an Application or Declaration pursuant to the Public Utility Holding Company Act of 1935 (the "Act"), designating Section 12(c) and Rules 46 and 54 promulgated thereunder as applicable the proposed transactions.

Pursuant to certain prior orders of the Commission, American is authorized through December 31, 2000 (1) to apply proceeds from issuances of debt and shares of common stock to acquisitions of interest in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") and, together with EWGs, ("Exempt Projects"), as defined in sections 32 and 33 of the 1935 Act, provided that American's "aggregate investment" does not exceed 50% of "consolidated retained earnings" as defined in Rule 53(a)(1) under the 1935 Act and (2) together with Resources, to form one or more direct or indirect special purpose subsidiaries ("Project Parents") to acquire and own or operate Exempt Projects on behalf of American.

Applicants herein seek authorization for Resources and on behalf of certain existing Project Parents and other existing and all future Project Parents formed after the date hereof (the "Applicable Project Parents") to declare and pay dividends to their parent companies from time to time through December 31, 2002 out of capital or unearned surplus to the extent permitted under applicable corporate law, provided further, that Resources would pay any such dividend only to the extent that the dividend is based upon (i) a corresponding dividend or dividends out of capital or unearned surplus by an Applicable Project Parent that is a direct subsidiary of Resources or (ii) otherwise is based upon Resources' direct or indirect ownership of an Exempt Project.

The Commission has recently issued orders authorizing the payment of dividends out of capital or unearned surplus under circumstances substantially similar to those proposed herein. See GPU International, Inc., et al., Release No. 35-26678, February 28, 1997; The Southern Company, et al., Release No. 35-26543, July 17, 1996; Cinergy Corp., et al., Release No. 35-26719, May 22, 1997.

The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request
a hearing should submit their views in writing by August   , 1997
to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the declarant at the address specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.

                         Jonathan G. Katz
                         Secretary